Exhibit 99.6

Unaudited Condensed Consolidated Interim Financial Statements of

NEXGEN ENERGY LTD.

September 30, 2016 and 2015

NEXGEN ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

(Unaudited)

As at

	Note	September 30, 2016	December 31, 2015
ASSETS
Current
Cash and cash equivalents		$89,267,191	$34,303,982
Amounts receivable		739,535	306,300
Prepaid expenses		173,630	203,698

		90,180,356	34,813,980

Non-current
Deposit	6	22,852	17,400
Exploration and evaluation assets	5	100,759,844	65,136,513
Equipment	7	3,470,738	1,187,531

		104,253,434	66,341,444

TOTAL ASSETS		$194,433,790	$101,155,424

LIABILITIES
Current
Accounts payable and accrued liabilities		$5,339,948	$999,787
Flow-through share premium liability	6	109,621	—
Liability to issue shares of subsidiary		25,750	—

		5,475,319	999,787

Non-current
Deferred lease inducement		123,630	—
Convertible debentures	8	63,500,708	—

		63,624,338	—

TOTAL LIABILITIES		69,099,657	999,787

EQUITY
Share capital	9	123,435,626	110,024,398
Reserves	9	12,660,897	7,530,180
Accumulated deficit		(18,104,475)	(17,398,941)

		117,992,048	100,155,637
Non-controlling interests		7,342,085	—

TOTAL EQUITY		125,334,133	100,155,637

TOTAL LIABILITIES AND EQUITY		$194,433,790	$101,155,424

Nature of operations (Note 2)

Commitments (Notes 5 and 6)

Subsequent events (Note 15)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 8, 2016

NEXGEN ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS (PROFIT) AND COMPREHENSIVE LOSS (PROFIT)

(Expressed in Canadian Dollars)

(Unaudited)

		For the three months ended		For the nine months ended
	Note	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Salaries, benefits and directors’ fees	10	$496,018	$217,636	$1,927,492	$632,320
Office and administrative		378,802	84,168	1,017,401	325,712
Professional fees		381,658	126,546	658,756	437,756
Travel		107,003	120,812	430,295	457,447
Depreciation	7	234,774	53,604	455,214	157,729
Share-based payments	9, 10	1,078,427	386,815	4,513,895	1,293,704
Finance income		(51,883)	(26,383)	(194,530)	(89,976)
Interest expense	8	1,466,715	—	1,788,890	—
Mark to market gain on convertible debentures	8	(10,556,927)	—	(10,622,812)	—
Convertible debenture issuance costs	8	—	—	4,052,398	—
Foreign exchange loss (gain)		(859,001)	3,967	(1,931,920)	14,480
Gain on settlement of short-term loan		—	(99,122)	—	(99,122)
Income on reduction of flow-through premium liability	6	(72,199)	—	(72,199)	(212,144)

Loss (profit) and comprehensive loss (profit) for the period		$(7,396,613)	$868,043	$2,022,880	$2,917,906

Loss (profit) and comprehensive loss (profit) attributable to:
Shareholders of NexGen Energy Ltd.		$(7,480,320)	$868,043	$1,918,983	$2,917,906
Non-controlling interests in IsoEnergy Ltd.		83,707	—	103,897	—

Loss (profit) and comprehensive loss (profit) for the period		$(7,396,613)	$868,043	$2,022,880	$2,917,906

Loss (profit) per common share attributable to the Company’s common shareholders - basic and diluted		$(0.02)	$0.00	$0.01	$0.01

Weighted average number of common shares outstanding - basic and diluted		303,572,343	253,432,940	298,723,694	222,590,499

The accompanying notes are an integral part of the condensed consolidated interim financial statements

NEXGEN ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

(Unaudited)

	Note	Number of Common Shares	Share Capital	Reserves	Accumulated Deficit	Non-controlling Interests	Total
Balance as at December 31, 2014		195,758,536	$62,850,418	$4,959,329	$(12,751,624)	$—	$55,058,123
Exercise of warrants		631,694	397,315	(122,481)	—	—	274,834
Exercise of options		1,327,857	777,682	(280,663)	—	—	497,019
Issue of shares for cash from private placements		54,602,000	27,301,000	—	—	—	27,301,000
Share issuance costs		—	(2,140,678)	—	—	—	(2,140,678)
Issue of shares on loan settlement		1,652,029	1,255,542	—	—	—	1,255,542
Share-based payments		—	—	1,812,618	—	—	1,812,618
Loss for the period		—	—	—	(2,917,906)	—	(2,917,906)

Balance as at September 30, 2015		253,972,116	$90,441,279	$6,368,803	$(15,669,530)	$—	$81,140,552

Balance as at December 31, 2015		286,884,616	$110,024,398	$7,530,180	$(17,398,941)	$—	$100,155,637
Exercise of warrants	9(a)(b)(c)(d)(e)(g)(h)	14,787,443	10,300,543	(934,361)	—	—	9,366,182
Exercise of options	9(h)(j)(k)	1,175,000	769,353	(285,853)	—	—	483,500
Share issuance costs		—	(12)	—	—	—	(12)
Issue of shares for exploration and evaluation assets	9(f)	49,861	48,864	—	—	—	48,864
Issue of shares on convertible debenture financing	9(i)	1,005,586	2,292,480	—	—	—	2,292,480
Share-based payments	9	—	—	6,350,931	—	—	6,350,931
Issue of shares of subsidiary to non-controlling interests		—	—	—	1,213,449	7,445,982	8,659,431
Loss for the period		—	—	—	(1,918,983)	(103,897)	(2,022,880)

Balance as at September 30, 2016		303,902,506	$123,435,626	$12,660,897	$(18,104,475)	$7,342,085	$125,334,133

The accompanying notes are an integral part of the condensed consolidated interim financial statements

NEXGEN ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited)

For the nine months ended
	September 30, 2016	September 30, 2015
Cash flows (used in) from operating activities
Loss for the period	$(2,022,880)	$(2,917,906)
Items not involving cash:
Depreciation	455,214	157,729
Share-based payments	4,513,895	1,293,704
Amortization of deferred lease inducement	(30,072)	—
Income on reduction of flow-through premium liability	(72,199)	(212,144)
Gain on settlement of short-term loan	—	(99,122)
Mark to market gain on convertible debentures	(10,622,812)	—
Unrealized foreign exchange gain on cash and cash equivalents	(597,078)	—
Changes in non-cash working capital items:
Amounts receivable	(433,235)	(344,190)
Prepaid expenses	30,068	(164,786)
Deposits	(5,452)	—
Liability to issue shares	25,750	—
Accounts payable and accrued liabilities	2,405,520	109,621

	$(6,353,281)	$(2,177,094)

Cash flows (used in) from investing activities
Acquisition of exploration and evaluation assets	$(31,078,677)	$(16,793,366)
Acquisition of equipment	(2,502,631)	(190,567)
Receipt of deferred lease inducement payment	193,799	—
Recovery from deficiency on exploration and evaluation asset	—	138,293

	$(33,387,509)	$(16,845,640)

Cash flows (used in) from financing activities
Shares issued for cash from private placements, net of share issuance costs	$—	$25,160,322
Cash from exercise of options and warrants, net of share issuance costs	9,849,670	771,853
Shares of subsidiary issued to non-controlling interests for cash, net of share issuance costs	7,841,251	—
Shares issued in connection with issuance of convertible debentures	2,292,480	—
Issuance of convertible debentures	74,123,520	—

	$94,106,921	$25,932,175

Change in cash and cash equivalents	$54,366,131	$6,909,441
Cash and cash equivalents, beginning of period	34,303,982	13,840,457
Effect of exchange rate fluctuations on cash held	597,078	—

Cash and cash equivalents, end of period	$89,267,191	$20,749,898

Cash and cash equivalents consist of:
Cash	$21,631,091	$20,749,898
Cash equivalents	67,636,100	—

Cash and cash equivalents	$89,267,191	$20,749,898

Supplemental disclosure with respect to cash flows (Note 14)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 & 2015

1.	REPORTING ENTITY

NexGen Energy Ltd. (“NexGen” or the “Company”) is an exploration stage entity engaged in the acquisition, exploration and evaluation of uranium properties in Canada. The Company was incorporated pursuant to the provisions of the British Columbia Business Corporations Act on December 20, 2011. The Company’s registered records office is located on the 25th Floor, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

On April 19, 2013, the Company (as it was then called, Clermont Capital Inc. (“Clermont”)) completed its Qualifying Transaction, which was effected pursuant to an Amalgamation Agreement dated December 31, 2012 (the “Amalgamation Agreement”) amongst Clermont, 0957633 B.C. Ltd., a wholly owned subsidiary of Clermont, and NexGen Energy Ltd. (“Old NexGen”). Pursuant to the Amalgamation Agreement, the shareholders of Old NexGen were issued one common share of Clermont (on a post-share consolidation basis) for every one Old NexGen common share held immediately prior to the completion of the amalgamation. In connection with the Qualifying Transaction, Clermont also completed a consolidation of its common shares on a 2.35:1 basis and changed its name to “NexGen Energy Ltd.” The Company’s acquisition of Old NexGen was accounted for as a reverse takeover.

Following Exchange approval, on April 23, 2013, the Company was a Tier 2 Issuer classified as a mineral exploration and development company. The Company commenced trading on the Toronto Venture Exchange (“TSX-V”) under the symbol “NXE” on April 23, 2013. On August 7, 2015, the Company began trading as a Tier 1 Issuer. On July 15, 2016, NexGen graduated and commenced trading on the Toronto Stock Exchange (“TSX”) under its existing symbol. The Company’s common shares also trade on the OTCQX Best Market under the symbol “NXGEF”.

In February 2016, the Company incorporated four wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd., NXE Energy SW3 Ltd., and IsoEnergy Ltd. (collectively, the “Subsidiaries”). The Subsidiaries were incorporated to potentially hold certain exploration assets of the Company. In the three months ended June 30, 2016, certain exploration and evaluation assets were transferred to each of IsoEnergy Ltd. (“Iso”), NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. (Note 5). Subsequent to the transfer, Iso shares were issued to third parties pursuant to external financings, with NexGen retaining 76.5% of Iso’s outstanding common shares as at September 30, 2016.

2.	NATURE OF OPERATIONS

As an exploration stage company, the Company does not have revenues and historically has recurring operating losses. As at September 30, 2016, the Company had an accumulated deficit of $18,104,475. As at September 30, 2016, the Company had working capital of $84,705,037, which is sufficient to carry out committed exploration activities and corporate and administrative costs for at least the next two years. The Company will be required to obtain additional funding beyond that time frame in order to continue with the exploration and development of its mineral properties and to repay its Convertible Debentures (Note 8), if required.

The business of mining for minerals involves a high degree of risk. NexGen is an exploration company and is subject to risks and challenges similar to companies in a comparable stage. These risks include, but are not limited to, the challenges of securing adequate capital in view of exploration; development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary environmental permitting; challenges in future profitable production or, alternatively NexGen’s ability to dispose of its exploration and evaluation assets on an advantageous basis; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of exploration and evaluation assets.

3.	BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements for the three and nine months ended September 30, 2016 including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. They do not include all of the information required by International Financial Reporting Standards (“IFRS”) for annual financial statements, and should be read in conjunction with the Company’s financial statements as at and for the year ended December 31, 2015. Accordingly, accounting policies applied other than as disclosed in Note 4 are the same as those applied in the Company’s annual financial statements. These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 8, 2016.

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 & 2015

3.	BASIS OF PRESENTATION (continued)

Basis of Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value, including the Convertible Debentures issued by the Company (Note 8). In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information. All monetary references expressed in these notes are references to Canadian dollar amounts (“$”). These financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

Critical accounting judgments, estimates and assumptions

The preparation of the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using a convertible note valuation model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

4.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 4 to the audited financial statements for the year ended December 31, 2015, and have been consistently followed in the preparation of these condensed consolidated interim financial statements except for the following policies:

New significant accounting policies:

The Company incorporated four new wholly owned subsidiary companies in Canada during the three months ended March 31, 2016. During the three months ended June 30, 2016, the Company transferred certain exploration and evaluation assets to three of its wholly owned subsidiaries (Note 5). Subsequent to the transfer, shares of Iso were issued to third parties as part of a financing thereby resulting in the recognition of non-controlling interests. The financial results of the subsidiaries are included in these consolidated financial statements from the date of incorporation. Intercompany balances and transactions are eliminated on consolidation. The following table sets forth the Company’s ownership percentage in each of its subsidiaries as of September 30, 2016:

% Ownership as
Name of Subsidiary	of September 30, 2016
NXE Energy Royalty Ltd.	100%
NXE Energy SW1 Ltd.	100%
NXE Energy SW3 Ltd.	100%
IsoEnergy Ltd.	76.5%

The Company recognized a deferred lease inducement liability during the three months ended March 31, 2016. This liability is amortized as a reduction of rent expense on a straight-line basis over the term of the lease.

All financial instruments are required to be measured at fair value on initial recognition and re-measured in subsequent periods depending on whether the financial instrument is classified as at fair value through profit or loss (“FVTPL”), available-for-sale, held-to-maturity, loans and receivables, or other liabilities. Financial instruments classified as at FVTPL are measured at fair value with gains and losses recognized in the statement of loss and comprehensive loss. Transaction costs in respect of financial assets and liabilities which are measured as at FVTPL are also recognized in the statement of loss and comprehensive loss as they are incurred. During the three months ended June 30, 2016, the Company classified the newly issued 7.5% convertible debentures as at FVTPL (Note 8).

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 & 2015

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Future accounting pronouncements:

The following standards have not been adopted by the Company and are being evaluated to determine their impact:

•	IFRS 9: New standard that replaced IAS 39 for classification and measurement of financial instruments, effective for annual periods beginning on or after January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

•	IFRS 16: New standard that will replace IAS 17 for the accounting and measurement of leases with a term of more than 12 months, effective for annual periods beginning on or after January 1, 2019. The Company does not expect the standard to have a material impact on the financial statements.

•	IFRS 2: This standard was amended to clarify how to account for certain types of share-based payment transactions, effective for annual periods beginning on or after January 1, 2018. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The extent of the impact of adoption of the amended standard has not yet been determined.

5.	EXPLORATION AND EVALUATION ASSETS

a)	Rook 1 Property

Pursuant to an agreement to purchase mineral claims dated June 20, 2005 (as amended), Titan Uranium Inc. (“Titan”) purchased dispositions S-113928 through S-113933 from 455702 B.C. Ltd. and 643990 B.C. Ltd. The remainder of the claims comprising the Rook I Project was subsequently ground staked by Titan in 2007 and 2008. In 2012, pursuant to a mineral property acquisition agreement between Titan and Mega Uranium Ltd. (“Mega”), Titan sold the property to Mega. NexGen acquired the Rook I Property from Mega pursuant to an asset purchase agreement dated November 14, 2012.

The Rook I Project is located in Northern Saskatchewan, approximately 40 kilometres (km) east of the Saskatchewan – Alberta border, approximately 150 km north of the town of La Loche and 640 km northwest of the City of Saskatoon.

The Rook I Project consists of 32 contiguous mineral claims totalling 35,065 hectares. The Arrow deposit is situated on claim S-113927. The mineral dispositions that make up the Rook I Project are in good standing until, between May 13, 2019 and June 14, 2035.

NexGen has a 100% interest in the claims subject only to: (i) a 2% net smelter return royalty (“NSR”); and (ii) a 10% production carried interest, in each case, only on claims S-113928 to S-113933. The NSR may be reduced to 1% upon payment of $1 million. The 10% production carried interest provides for the owner to be carried to the date of commercial production.

b)	Other Athabasca Basin Properties

Other Athabasca Basin properties comprises various mineral claims throughout the region.

On May 1, 2014, the Company issued 361,930 common shares valued at $119,436 to Long Harbour Exploration Corp. to acquire a 75% interest in, and an option to acquire the remaining 25% interest in, five mineral claims within this group of properties. The Company also paid $15,000 in finder’s fees.

On October 15, 2015, two corporate officers of the Company were appointed to the Board of Directors of Lancaster Capital Corp. (“Lancaster”) (formerly Long Harbour Exploration Corp.).

On February 26, 2016, the Company issued 49,861 common shares recorded at the quoted market price of $48,864 at the time of issuance to Lancaster on the exercise of its option to acquire the remaining 25% interest in mineral claims held within Lancaster’s group of properties. The Company also paid $5,000 in finder’s fees. These mineral claims are subject to a royalty of 2% of net smelter returns and a 2% gross overriding royalty on production from the property.

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 & 2015

5.	EXPLORATION AND EVALUATION ASSETS (continued)

On June 16, 2016, NexGen entered into an agreement with its subsidiaries, NXE Energy SW1 Ltd. (“SW1”) and NXE Energy SW3 Ltd. (“SW3”), to transfer certain of its exploration assets to SW1 and SW3. These assets include the following mineral properties: Castle South Extension, Maybelle River, Gartner and King to SW1 and Sandhill, Dufferin, Rook II and Virgin Trend to SW3 (collectively, the “Transferred Properties”). The Company received 800,469 common shares of SW1 and 2,995,787 common shares of SW3 in exchange for the Transferred Properties.

c)	IsoEnergy Properties

The Radio Property is located in Northern Saskatchewan. In December 2011, Tigers Realm Minerals Pty Ltd (“Tigers Realm”), a shareholder of NexGen, entered into an option agreement (the “Radio Option Agreement”) with three arm’s length individuals (collectively, the “Optionors”) pursuant to which Tigers Realm was granted the exclusive right and option to earn an undivided 70% interest in the Radio Property in exchange for a combination of cash, shares and an obligation to incur certain exploration expenditures. On February 21, 2012, Tigers Realm assigned all of its interest in the Radio Option Agreement to NexGen in exchange for the issue of 21,999,997 common shares of NexGen.

The Radio Option Agreement was subsequently amended by agreements dated June 5, 2012, November 23, 2012, April 12, 2013, June 25, 2013, and June 28, 2013. As of December 31, 2013, NexGen had satisfied all of its obligations under the Radio Option Agreement except an obligation to incur $15,000,000 of expenditures over a two-year period ending March 31, 2015.

By agreement dated January 15, 2014, the Radio Option Agreement was further amended to delete the expenditure requirement described above and instead require that NexGen incur expenditures of $10,000,000 between January 1, 2014 and May 31, 2017, in exchange for 5,714,286 units (issued) priced at $0.35 per unit, each unit comprising one common share and one common share purchase warrant of the Company, where each warrant is exercisable at a price of $0.50 into one common share of the Company until May 31, 2017.

On June 16, 2016, NexGen entered into an agreement with its subsidiary, Iso, to transfer certain of its exploration assets to Iso. These assets include the following mineral properties: Radio Property, Thorburn Lake property, 2Z Lake property, Madison Lake property and the Carlson Creek property (collectively, the “Transferred Property Interests”). The Company received 29,000,000 common shares of Iso in exchange for the Transferred Property Interests. During the period ended June 30, 2016, Iso issued 2,033,001 of its common shares to unrelated third parties in exchange for $2,033,001 in cash and 1,000,000 of its common shares and $100,000 in cash in exchange for a 100% interest in the recently acquired Thorburn North property, mineral claim S-111628. During the three months ended September 30, 2016, Iso issued 4,198,500 and 1,818,200 of its common shares and flow-through common shares, respectively, to unrelated third parties in exchange for gross proceeds of $6,198,520.

As of September 30, 2016, $556,525 have been incurred towards Iso’s expenditure obligation under the Radio Option Agreement. Upon it satisfying this expenditure obligation, Iso will deliver to the Optionors an officers’ certificate whereupon Iso shall then be deemed to have exercised the option and shall thereafter be the owner of the undivided 70% right, title and interest in the Radio Property, subject to a 2% net smelter royalty (excluding diamonds) and a 2% gross overriding royalty (diamonds only), as applicable, with respect to the production from the property. In addition, upon Iso exercising its option to acquire a 70% interest in the Radio Property, a joint venture agreement will be entered into between Iso and the Optionors containing those terms prescribed by the Radio Option Agreement.

The following is a summary of the capitalized costs on the projects described above.

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 & 2015

5.	EXPLORATION AND EVALUATION ASSETS (continued)

	Rook 1 $	Other Athabasca Basin Properties $	IsoEnergy Properties $	Radio	Total $
Acquisition costs:
Balance, December 31, 2015	220,713	1,274,966	—	20,133,753	21,629,432
Additions	10,094	53,864	1,100,000	—	1,163,958
Properties transferred to IsoEnergy	—	(204,553)	20,338,306	(20,133,753)	—

Balance, September 30, 2016	230,807	1,124,277	21,438,306	—	22,793,390

Deferred exploration costs:
Balance, December 31, 2015	37,803,918	3,409,339	—	2,293,824	43,507,081
Additions:
Drilling	21,392,448	16,061	431,348	—	21,839,857
General exploration	1,789,341	—	38,727	—	1,828,068
Geological and geophysical	3,837,106	1,839,086	324,760	—	6,000,952
Labour and wages	2,533,391	—	202,854	—	2,736,245
Share-based payments (Note 9)	1,837,036	—	—	—	1,837,036
Travel	209,719	—	7,496	—	217,215

	31,599,041	1,855,147	1,005,185	—	34,459,373
Properties transferred to IsoEnergy	—	(141,680)	2,435,504	(2,293,824)	—

Balance, September 30, 2016	69,402,959	5,122,806	3,440,689	—	77,966,454

Total costs, September 30, 2016	69,633,766	6,247,083	24,878,995	—	100,759,844

	Radio $	Rook 1 $	Other Athabasca Basin Properties $	Total $
Acquisition costs:
Balance, December 31, 2014	20,133,753	220,713	1,274,966	21,629,432
Additions	—	—	—	—

Balance, December 31, 2015	20,133,753	220,713	1,274,966	21,629,432

Deferred exploration costs:
Balance, December 31, 2014	2,293,824	14,937,825	3,190,834	20,422,483
Additions:
Deficiency deposit (refund)(1)	—	—	(226,000)	(226,000)
Drilling	—	14,668,168	56,418	14,724,586
General exploration	—	1,374,668	—	1,374,668
Geological and geophysical	—	3,685,842	388,087	4,073,929
Labour and wages	—	2,049,560	—	2,049,560
Share-based payments	—	887,303	—	887,303
Travel	—	200,552	—	200,552

	—	22,866,093	218,505	23,084,598

Balance, December 31, 2015	2,293,824	37,803,918	3,409,339	43,507,081

Total costs, December 31, 2015	22,427,577	38,024,631	4,684,305	65,136,513

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 & 2015

5.	EXPLORATION AND EVALUATION ASSETS (continued)

(1)	The Saskatchewan Ministry of Mines (the “Ministry”) specifies annual exploration expenditure requirements for mineral claim holders. When the Company is deficient on meeting these requirements on one or more mineral claims, it will pay a deficiency deposit to the Ministry equal to the deficiency. The deficiency deposit may be refunded to the Company if it meets the expenditure requirements for the subsequent year, plus the amount of the deficiency from the prior year.

6.	COMMITMENTS

Flow-through expenditures:

The Company periodically issues flow-through shares with any resulting flow-through premium recorded as a flow-through share premium liability. The liability is subsequently reduced when the required exploration expenditures are made, and accordingly, a recovery of flow-through premium is recorded as income.

During the year ended December 31, 2015, the Company fulfilled its obligation of spending the required eligible exploration expenditures relating to the $11,500,000 flow-through financing in the year ended December 31, 2014.

During the period ended September 30, 2016, the Company’s subsidiary, Iso, raised $2,000,020 through the issuance of flow-through shares and is required to spend this amount on eligible exploration expenditures by December 31, 2017. A $181,820 flow-through share premium liability was initially recorded on issuance and was subsequently reduced to $109,621 as of September 30, 2016 as Iso fulfilled a portion of its obligation towards spending the required eligible exploration expenditures.

A continuity of the flow-through share premium liability is as follows:

	Nine months ended	Year ended
	September 30, 2016	December 31, 2015

Balance, beginning of the period	$—	$212,144
Liability incurred on flow-through shares issued	181,820	—
Settlement of flow-through share liability on expenditures made	(72,199)	(212,144)

Balance, end of the period	$109,621	$—

Office leases:

The Company and its subsidiary, Iso, have total office lease commitments at their Vancouver and Saskatoon offices as follows:

2016	$77,581
2017	$310,323
2018	$296,449
2019	$266,220
2020	$180,960

In connection with the Vancouver office leases, the Company and Iso have paid deposits of $17,400 and $5,452, respectively, with the landlords which will be applied to the final month’s rents when the office lease terms expire.

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 & 2015

7.	EQUIPMENT

	Computing Equipment	Software	Field Equipment	Leasehold Improvements	Road	Total

Cost

Balance at December 31, 2014	$48,587	$29,328	$932,177	$—	$—	$1,010,092
Additions	16,903	66,598	304,836	183,034	—	571,371

Balance at December 31, 2015	65,490	95,926	1,237,013	183,034	—	1,581,463
Additions	32,032	167,963	1,018,120	23,298	1,504,017	2,745,430

Balance at September 30, 2016	$97,522	$263,889	$2,255,133	$206,332	$1,504,017	$4,326,893

Accumulated Depreciation

Balance at December 31, 2014	$24,195	$13,363	$110,244	$—	$—	$147,802
Depreciation	18,064	27,095	194,870	6,101	—	246,130

Balance at December 31, 2015	42,259	40,458	305,114	6,101	—	393,932
Depreciation	15,332	50,908	214,511	31,070	150,402	462,223

Balance at September 30, 2016	$57,591	$91,366	$519,625	$37,171	$150,402	$856,155

Net book value:
At December 31, 2015	$23,231	$55,468	$931,899	$176,933	$—	$1,187,531
At September 30, 2016	$39,931	$172,523	$1,735,508	$169,161	$1,353,615	$3,470,738

8.	CONVERTIBLE DEBENTURES

September 30, 2016

Fair value of Unsecured Convertible Debentures on issuance	$74,123,520
Fair value adjustment to September 30, 2016	(10,622,812)
Interest payable	1,788,890

Convertible Debentures	$65,289,598
Less: interest payable included in accounts payable and accrued liabilities	(1,788,890)

Convertible Debentures	$63,500,708

On June 10, 2016, the Company issued US$60 million principal amount of convertible debentures (“Debentures”) which were determined to be a hybrid financial instrument comprised of the host debt contract and multiple embedded derivatives. At inception, the Company made an irrevocable election to designate the entire convertible debenture as a financial liability at fair value through profit or loss. At initial recognition, the entire convertible instrument was measured at fair value with associated transaction costs expensed as incurred. Subsequent to initial recognition, the convertible financial instrument is marked to market at each financial reporting date and any change in fair value is recognized in profit or loss.

The Company received gross proceeds of $76,416,000 (US$60 million) and net proceeds of $72,363,602 (US$56,852,383) after deducting $4,052,398 (US$3,147,617) in transaction costs. A 3% establishment fee of $2,292,480 (US$1.8 million) was also paid to the debenture holders through the issuance of 1,005,586 common shares. The fair value of the Debentures on issuance date was determined to be $74,123,520 (US$58.2 million).

The Debentures bear interest at a rate of 7.5% per annum, payable semi-annually in US dollars on June 10 and December 10 in each year, commencing on December 10, 2016. Two thirds of the interest (equal to 5% per annum) is payable in cash and one third of the interest (equal to 2.5% per annum) is payable, subject to any required regulatory approval, in common shares of the Company, using the volume-weighted average price (“VWAP”) of the common shares on the TSX or TSX-V (“Principal Exchange”) for the 20 trading days ending on the day prior to the date on which such interest payment is due. The Debentures mature on June 11, 2021.

The Debentures are convertible, from time to time, into common shares of the Company at the option of the debenture holders at any time prior to maturity at a price per common share of US$2.3261 (the “Conversion Price”).

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 & 2015

8.	CONVERTIBLE DEBENTURES (continued)

The Debentures are not redeemable by the Company prior to June 10, 2019. On or after June 10, 2019 and prior to June 11, 2021, the Debentures may be redeemed by the Company, in whole or in part, at any time that the 20-day VWAP of the common shares exceeds 130% of the Conversion Price, on not less than 30 days’ prior notice to the debenture holders. For this purpose, the VWAP shall be converted into US dollars on each of the 20 days in the period, using the noon rate of exchange for such currency as reported by the Bank of Canada.

Upon completion of a change of control (which includes in the case of the holders right to redeem the Debentures, a change in the Chief Executive Officer of the Company), the holders of the Debentures or the Company may require the Company to purchase or the holders to redeem, as the case may be, any outstanding Debentures in cash at: (i) on or prior to June 10, 2019, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board, the Company may require the holders of the Debentures to convert the Debentures into common shares at the Conversion Price provided the consideration payable upon the change of control exceeds the Conversion Price and is payable in cash.

A “change of control” of the Company is defined as consisting of: (a) the acquisition by a person or group of persons acting jointly or in concert of voting control or direction over 50% or more of the Company’s outstanding common shares; (b) the consolidation or merger of the Company with or into another entity as a result of which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the entity carrying on the business of the Company following such transaction; or (c) the sale, assignment, transfer or other disposition of all or substantially all of the properties or assets of the Company to another entity in which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the other entity following such transaction.

The Debentures may not be converted and the holders of the Debentures may not tender any common shares of the Company held by them, in the event of an unsolicited take-over bid that is a change of control transaction until certain conditions are met including that the Board recommend the proposed change of control transaction or the bidder takes-up and pays for such number of common shares that it holds 66 2/3% of the outstanding common shares on a fully-diluted basis.

The fair value of the Debentures decreased from $74,123,520 (US$58,200,000) on the initial measurement date to $63,500,708 at September 30, 2016, resulting in a gain of $10,556,927 and $10,622,812 for the three and nine month periods ended September 30, 2016, respectively. The gain for the nine-month period ended September 30, 2016 was recorded in loss (profit) and comprehensive loss (profit).

The inputs used in the convertible debenture pricing model as at September 30, 2016 and June 10, 2016 are as follows:

	September 30, 2016		June 10, 2016
Expected stock price volatility		90.12%		88.36%
Expected life in years		4.70 years		5.00 years
Risk free interest rate		0.77%		0.69%
Expected dividend yield		0%		0%
Underlying share price of the Company		$2.00		$2.71
Conversion exercise price	US$	2.3261	US$	2.3261

The Company recorded interest expense of $1,788,890 (December 31, 2015 - $nil) for the period ended September 30, 2016 in respect of the Debentures.

9.	SHARE CAPITAL AND RESERVES

Authorized Capital - Unlimited number of common shares with no par value and unlimited number of preferred shares.

Issued

For the period ended September 30, 2016:

(a)	On January 12, 2016, the Company issued 921,204 common shares and 460,602 common share purchase warrants on the exercise of 921,204 broker warrants at a price of $0.45 for total proceeds of $414,542. On February 11, 2016, the Company issued 460,602 common shares on the exercise of 460,602 common share purchase warrants at a price of $0.65 for additional proceeds of $299,391. As a result of the exercise, $221,089 was reclassified from reserves to share capital.

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 & 2015

9.	SHARE CAPITAL AND RESERVES (continued)

(b)	On February 10, 2016, the Company issued 76,767 common shares on the exercise of 76,767 common share purchase warrants at a price of $0.65 for total proceeds of $49,898.

(c)	On February 12, 2016, the Company issued 76,767 common shares on the exercise of 76,767 common share purchase warrants at a price of $0.65 for total proceeds of $49,898.

(d)	On February 19, 2016, the Company issued 276,361 common shares on the exercise of 184,241 broker warrants and 92,120 common share purchase warrants at an exercise price of $0.45 and $0.65, respectively, for total proceeds of $142,786. As a result of the exercise, $44,219 was reclassified from reserves to share capital.

(e)	On February 24, 2016, the Company issued 92,121 common shares on the exercise of 61,414 broker warrants and 30,707 common share purchase warrants at an exercise price of $0.45 and $0.65, respectively, for total proceeds of $47,596. As a result of the exercise, $14,739 was reclassified from reserves to share capital.

(f)	On February 26, 2016, the Company issued 49,861 common shares valued at $48,864 for the acquisition of exploration and evaluation assets included in the Other Athabasca Basin Properties (Note 5b).

(g)	On March 24, 2016, the Company issued 92,121 common shares on the exercise of 61,414 broker warrants and 30,707 common share purchase warrants at an exercise price of $0.45 and $0.65, respectively, for total proceeds of $47,596. As a result of the exercise, $14,739 was reclassified from reserves to share capital.

(h)	During the three months ended March 31, 2016, the Company issued 12,791,500 common shares on the exercise of 12,791,500 warrants at a price of $0.65 for total proceeds of $8,314,475. As a result of the exercise, $639,575 was re-allocated from reserves to share capital. The Company also issued 190,000 common shares on the exercise of 140,000 options at a price of $0.425 and 50,000 at a price of $0.46 for total proceeds of $82,500. As a result of the exercise, $40,940 was reclassified from reserves to share capital.

(i)	On June 10, 2016, the Company issued 1,005,586 common shares valued at $2,292,480 to the debenture holders as part of the establishment fee equal to 3% of the principal amount of the Debentures.

(j)	During the three months ended June 30, 2016, the Company issued a total of 110,000 common shares on the exercise of 60,000 options at a price of $0.425 and 50,000 options at a price of $0.40 for total proceeds of $45,500. As a result of the exercise, $21,306 was reclassified from reserves to share capital.

(k)	During the three months ended September 30, 2016, the Company issued a total of 875,000 common shares on the exercise of 800,000 options at a price of $0.40, 50,000 options at a price of $0.46 and 25,000 options at a price of $0.50 for total proceeds of $355,500. As a result of the exercise, $223,607 was reclassified from reserves to share capital.

For the period ended September 30, 2015:

(a)	During the three months ended March 31, 2015, the Company issued 196,001 common shares on the exercise of warrants at a price of $0.425 for total proceeds of $83,300. As a result of the exercise, $28,205 was re-allocated from reserves to share capital.

(b)	During the three months ended June 30, 2015, the Company issued 616,666 common shares on the exercise of 583,333 options at a price of $0.40 and 33,333 options at a price of $0.30 for total proceeds of $243,333. As a result of these exercises, $140,740 was re-allocated from reserves to share capital.

(c)	During the three months ended June 30, 2015, the Company issued 307,068 common shares on the exercise of warrants at a price of $0.45 for total proceeds of $138,180. As a result of the exercise, $73,696 was re-allocated from reserves to share capital.

(d)	During the three months ended June 30, 2015, the Company issued 128,625 common shares on the exercise of 76,125 broker warrants at a price of $0.425 and 52,500 broker warrants at a price of $0.40 for total proceeds of $53,354. As a result of the exercises, $20,580 was re-allocated from reserves to share capital.

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 & 2015

9.	SHARE CAPITAL AND RESERVES (continued)

(e)	On May 26, 2015, the Company completed a bought deal offering where it issued 47,480,000 common shares at a price of $0.50 per share for gross proceeds of $23,740,000. On May 28, 2015, the Company issued another 7,122,000 overallotment common shares at a price of $0.50 for additional gross proceeds of $3,561,000. Total share issuance costs for this offering was $2,140,678.

(f)	On July 9, 2015, the Company issued 1,652,029 common shares at a fair value of $0.76 per share in settlement of its short-term loan due to Tigers Realm.

(g)	During the three months ended September 30, 2015, the Company issued 711,191 common shares on the exercise of 211,191 options at a price of $0.24, 450,000 options at a price of $0.40 and 50,000 options at a price of $0.46 for total proceeds of $253,686. As a result of the exercises, $139,923 was re-allocated from reserves to share capital.

Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Outstanding at December 31, 2014	35,681,207	0.57
Exercised	(631,694)	0.44
Issued on exercise of broker warrants	153,534	0.65
Expired	(15,284,455)	0.54

Outstanding at December 31, 2015	19,918,592	$0.59
Exercised	(14,787,442)	0.63
Issued on exercise of broker warrants	614,136	0.65
Expired	(31,000)	0.65

Outstanding at September 30, 2016	5,714,286	$0.50

As at September 30, 2016, the Company had the following warrants outstanding:

Outstanding	Exercise Price	Remaining Contractual Life (Years)	Expiry Date

5,714,286	$0.500	0.67	May 31, 2017

Stock Options

Pursuant to the Company’s stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 20% of the issued and outstanding common shares of the Company.

The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 & 2015

9.	SHARE CAPITAL AND RESERVES (continued)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding at December 31, 2014	18,252,303	$0.41
Granted	10,650,000	0.58
Exercised	(1,427,857)	0.40
Expired	(33,333)	0.46
Forfeited	(316,667)	0.43

Outstanding at December 31, 2015	27,124,446	$0.48
Granted	6,100,000	2.65
Exercised	(1,175,000)	0.41
Forfeited	(783,334)	1.33

Outstanding at September 30, 2016	31,266,112	$0.88

Number of options exercisable	21,332,779	$0.66

As at September 30, 2016, the Company has stock options outstanding and exercisable as follows:

Number of Options	Number Exercisable	Exercise Price	Remaining Contractual Life (Years)	Expiry Date

131,914	131,914	$0.240	0.19	December 10, 2016
368,086	368,086	$0.400	0.19	December 10, 2016
350,000	350,000	$0.400	0.19	December 10, 2016
133,333	133,333	$0.460	0.19	December 10, 2016
200,000	200,000	$0.500	0.19	December 10, 2016
83,333	83,333	$0.640	0.19	December 10, 2016
116,667	116,667	$2.650	0.19	December 10, 2016
83,333	83,333	$0.620	0.60	May 8, 2017
200,000	200,000	$0.400	0.68	June 7, 2017
200,000	200,000	$0.460	0.68	June 7, 2017
300,000	300,000	$0.500	0.68	June 7, 2017
250,000	250,000	$0.640	0.68	June 7, 2017
199,446	199,446	$0.240	0.91	August 29, 2017
3,800,000	3,800,000	$0.400	1.34	January 31, 2018
50,000	50,000	$0.425	1.56	April 22, 2018
1,550,000	1,550,000	$0.400	1.83	July 30, 2018
250,000	250,000	$0.300	2.22	December 19, 2018
2,625,000	2,625,000	$0.400	2.64	May 23, 2019
100,000	100,000	$0.400	2.64	May 23, 2019
750,000	750,000	$0.400	2.67	June 2, 2019
4,550,000	3,033,334	$0.460	3.23	December 24, 2019
4,200,000	2,800,000	$0.500	3.66	May 27, 2020
500,000	333,334	$0.620	3.98	September 22, 2020
4,575,000	1,525,000	$0.640	4.21	December 16, 2020
250,000	83,333	$2.690	4.69	June 8, 2021
5,450,000	1,816,666	$2.650	4.73	June 23, 2021

31,266,112	21,332,779

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options granted. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. There were no options issued during the three-month period ended September 30, 2016. The following weighted average assumptions were used to estimate the weighted average grant date fair values for the nine-month periods ended September 30, 2016 and September 30, 2015:

	September 30, 2016	September 30, 2015
Expected stock price volatility	87.97%	89.74%
Expected life of options	5.00 years	5.00 years
Risk free interest rate	0.69%	0.72%
Expected forfeitures	0%	0%
Expected dividend yield	0%	0%
Weighted average fair value per option granted in period	$1.80	$0.35

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 & 2015

9.	SHARE CAPITAL AND RESERVES (continued)

Share-based payments for options vested in the current period amounted to $6,350,931 (2015 – $1,812,618) of which $4,513,895 (2015 – $1,293,704) was expensed to the statement of loss and comprehensive loss, and $1,837,036 (2015 - $518,914) was capitalized to exploration and evaluation assets (Note 5).

Reserves

	Options	Warrants	Total

Balance, December 31, 2014	$3,306,523	$1,652,806	$4,959,329
Exercise of warrants	—	(122,481)	(122,481)
Exercise of options	(280,663)	—	(280,663)
Share-based payments	1,812,618	—	1,812,618

Balance, September 30, 2015	$4,838,478	$1,530,325	$6,368,803

Balance, December 31, 2015	$5,999,855	$1,530,325	$7,530,180
Exercise of warrants	—	(934,361)	(934,361)
Exercise of options	(285,853)	—	(285,853)
Share-based payments	6,350,931	—	6,350,931

Balance, September 30, 2016	$12,064,933	$595,964	$12,660,897

10.	RELATED PARTY TRANSACTIONS

The only transactions between the Company and related parties are transactions between the Company and its key management personnel.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers and related companies.

Remuneration attributed to key management personnel can be summarized as follows:

	For the nine months ended
	September 30, 2016	September 30, 2015
Short-term compensation(1)	$1,905,920	$641,250
Share-based payments (stock options)(2)	4,444,383	1,227,482

	$6,350,303	$1,868,732

(1)	Short-term compensation to key management personnel for the current period amounted to $1,905,920 (2015 - $641,250), of which $1,417,248 (2015 - $506,250) was expensed and included in salaries, benefits and directors’ fees on the statement of loss and comprehensive loss. The remaining $488,672 (2015 - $135,000) was capitalized to exploration and evaluation assets.
(2)	Share-based payments to key management personnel for the current period amounted to $4,444,383 (2015 - $1,227,482) of which $4,047,676 (2015 - $987,139) was expensed and $396,707 (2015 - $240,343) was capitalized to exploration and evaluation assets.

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 & 2015

10.	RELATED PARTY TRANSACTIONS (continued)

As at September 30, 2016, $15,000 (December 31, 2015 - $10,000) was included in accounts payable and accrued liabilities owing to a director for director’s fees.

On October 15, 2015, two corporate officers of the Company were appointed to the Board of Directors of Lancaster. On February 26, 2016, the Company issued 49,861 common shares to Lancaster on the exercise of its option to acquire the remaining 25% interest in mineral claims held by Lancaster (Note 5).

11.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration stage. As such the Company has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

12.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and convertible debentures.

The fair values of the Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or ability of prompt liquidation. The Company’s cash and cash equivalents are classified as loans and receivables and are initially recorded at fair value and subsequently at amortized cost with accrued interest recorded in amounts receivable.

Fair Value Measurement

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 – inputs for the asset or liability that are not based on observable market data.

The fair value of the Company’s convertible debentures is re-measured at its fair value at each reporting date with any change in fair value recognized in profit or loss. The convertible debentures are classified as Level 2.

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 & 2015

12.	FINANCIAL INSTRUMENTS (continued)

Financial instrument risk exposure

As at September 30, 2016, the Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and cash equivalents and amounts receivable. The Company holds cash and cash equivalents with large Canadian and Australian banks. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents on hand is held at one financial institution. Management believes the risk of loss to be remote. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash equivalents. Accordingly, the Company does not believe it is subject to significant credit risk.

(b)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2016, NexGen had a cash and cash equivalent balance of $89,267,191 to settle current liabilities of $5,475,319.

(c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values of the Company’s cash and cash equivalent balances as of September 30, 2016. The Company manages interest rate risk by maintaining an investment policy for short-term investments included in cash equivalents. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The Debentures, in a principal amount of US$60 million, carry a fixed interest rate of 7.5%.

(ii)	Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include Australian and US dollar denominated cash and Australian and US dollar accounts payable and accrued liabilities. The Company maintains an Australian dollar bank account in Australia and Canadian and US dollar bank accounts in Canada.

The Company is exposed to foreign exchange risk on its US dollar denominated Debentures. At maturity the US$60 million principal amount of the Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all interest payments due under the Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Debentures more costly to pay.

(iii)	Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in the Company’s share price may affect the valuation of the Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 & 2015

12.	FINANCIAL INSTRUMENTS (continued)

Sensitivity Analysis

As at September 30, 2016, the Company’s Australian dollar net financial assets were AUD $7,466 and its US dollar net financial liabilities were USD $35,173,021. Thus a 10% change in the Canadian dollar versus the Australian and US dollar exchange rates would give rise to a $4,613,645 change in loss and comprehensive loss.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

13.	SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

14.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Nine months ended September 30, 2016	Nine months ended September 30, 2015

Cash paid for income taxes	$—	$—
Cash paid for interest	—	—

The significant non-cash transactions during the period ended September 30, 2016 included:

a)	The re-allocation upon exercise of warrants from reserves to share capital of $934,361.

b)	At September 30, 2016, $2,152,848 of exploration and evaluation asset expenditures were included in accounts payable and accrued liabilities.

c)	Share-based payments included in exploration and evaluation assets of $1,837,036 (Note 5).

d)	The re-allocation upon exercise of stock options from reserves to share capital of $285,853.

e)	At September 30, 2016, $235,790 of equipment expenditures were included in accounts payable and accrued liabilities.

f)	Iso issued 1,000,000 of its common shares for the acquisition of a mineral property recorded at the estimated fair value of the common shares of $1,000,000 (Note 5).

The significant non-cash transactions during the period ended September 30, 2015 included:

a)	The re-allocation upon exercise of warrants from reserves to share capital of $122,481.

b)	At September 30, 2015, $2,352,149 of exploration and evaluation asset expenditures were included in accounts payable and accrued liabilities.

c)	Share-based payments included in exploration and evaluation assets of $358,266 (Note 5).

d)	The re-allocation upon exercise of stock options from reserves to share capital of $140,740.

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 & 2015

15.	SUBSEQUENT EVENTS

a)	On October 11, 2016, Iso issued 132,950 common shares at a price of $1 per share for gross proceeds of $132,950. On November 2, 2016, Iso issued 2,116,436 flow-through shares at a price of $1.10 per share for gross proceeds of $2,328,079 (net proceeds of $2,178,395).

b)	On October 12, 2016, the Company issued 200,000 common shares on the exercise of 200,000 options at a price of $0.40 for total proceeds of $80,000. As a result of the exercise, $37,224 was reclassified from reserves to share capital.

c)	On October 19, 2016, Iso began trading on the TSX-V under the symbol “ISO”.